SUBSCRIPTION ADDENDUM

To: Goldman Sachs Real Estate Finance Trust Inc
200 West Street
New York, NY 10282

Re: Subscription Addendum for the Purchase of Class I Shares (this "Subscription Addendum")

      KREI West St. Investments, LLC a Delaware limited liability company ("Investor"), has delivered a subscription agreement dated December 26, 2024 (the "Subscription Agreement") to purchase a number of Class I shares of common stock ("Class I Shares") of Goldman Sachs Real Estate Finance Trust Inc, a Maryland corporation (the "Company"), in an aggregate amount equal to $50,000,000 (the "Initial Securities"). This Subscription Addendum between the Company and Investor relate to, and are part of, the Subscription Agreement.

      The parties hereto represent, warrant and agree as follows:

      1.   Investor, by submitting the Subscription Agreement, has subscribed to purchase from the Company the Class I Shares in an aggregate amount equal to $50,000,000 at the initial closing (the "Initial Closing") in the Company's private offering (the "Offering") pursuant to the confidential private placement memorandum dated September 9, 2024 (as amended and/or supplemented from time to time, "Memorandum").

      2.   Upon acquisition of the Initial Securities and subject to the provisions below, Investor will be eligible to purchase Class F-II Shares (as defined in paragraph 4(b)) in the Offering in an amount up to $50,000,000 (each purchase an "Additional Purchase" and the Class F-II Shares purchased thereby the "Additional Securities," and together with the Initial Securities, the "Securities").

      a.   Each Additional Purchase may not exceed an amount equal to the maximum amount that can be accepted by the Company without causing Investor's ownership in the Company to exceed 45% of the Company's outstanding voting securities (the "Voting Limit Restriction"). Within 15 calendar days after the last calendar day of each month, the Company will provide Investor the amount of Class F-II Shares available to be purchased in compliance with the Voting Limit Restriction.

      b.   The Company undertakes to use commercially reasonable efforts to make the Class F-II Shares available for purchase on or after the March 2025 closing for the Offering (the "March Closing"). In the event of an unforeseen delay outside of the Company's control such that the Class-II Shares will not be available by the March Closing, the Company will provide prompt notice to Investor and the Class F-II Shares will be made available as soon as commercially practicable thereafter and notice will be provided to Investor promptly upon availability of the Class F-II Shares. The offering period for the Class F-II Shares will terminate one year from the date the Class F-II Shares are made available for purchase in the Offering. Notwithstanding the foregoing, if Investor has not purchased the full amount of the Additional Securities due to the Voting Limit Restriction, the offering period for Class F-II Shares shall be extended for a 45-day period following the most recent closing in the Offering at which any remaining amount of the Additional Securities may be purchased in compliance with paragraph 2(a).

      c.   Investor acknowledges that the representations made by Investor in the Subscription Agreement and herein shall be continuing and must be valid as of the date of each Additional Purchase. If there is any material change to the facts or circumstances underlying the representations made by Investor in the Subscription Agreement and herein such that the representations would become false, inaccurate or misleading, Investor agrees to notify the Company promptly of such material change.

      3.   Investor hereby represents and warrants to the Company as follows:

      a.   Investor has carefully read this Subscription Addendum, and, to the extent it believes necessary, has discussed with its counsel the representations, warranties and agreements that it makes by signing this Subscription Addendum.

b.   Investor acknowledges and agrees to all of the limitations set forth herein relating to the repurchase and redemption by the Company of the Securities.

c.   Investor acknowledges that as a condition to its investment in the Securities, it shall have been granted an ownership limit waiver under the Company's charter in the form attached hereto as Exhibit A (the "Waiver") and that the Waiver will expire on March 31, 2026 (the "Waiver Expiration"). Investor acknowledges that maintaining REIT status is of primary importance to the Company. In furtherance of the foregoing, if the board of directors of the Company determines that it is in the best interest of the Company for the Company to maintain REIT status, the Investor agrees that immediately prior to the Waiver Expiration, (i) the Company shall redeem an amount, if any, of the Securities sufficient for the Company to maintain REIT status, which class of securities to be redeemed shall be determined in the sole discretion of Investor (or in the absence of an election by the Investor, as determined by the Company), at a price equal to the transaction price of the class of shares being redeemed on the date of redemption (which will generally be equal to the Company's prior month's NAV per share) and (ii) grant a revised ownership limit waiver, if required, for the portion of the Investor's investment in the Securities not redeemed by the Company under (i) and that remains outstanding and in excess of the ownership limits contained in the Charter.

d.   Investor agrees that while it holds Class I Shares it will elect not to participate in the Company's distribution reinvestment plan (the "DRP") and acknowledges that holders of Class F Shares (as defined in paragraph 4(b)) will not be eligible to participate in the DRP.

e.   Notwithstanding anything in the documentation to the contrary, Investor acknowledges and agrees that upon Investor's transfer of a Class F Share (other than a transfer to an affiliate), each Class F Share that Investor transfers will be automatically converted immediately following such transfer to the third party (without any further notice, consent or action required by the parties) for a number of shares of Class I Shares with an equivalent net asset value. For the avoidance of doubt, at no point will Investor hold Class I Shares in connection with the transfer of its Class F Share to an unaffiliated third party.

4.   Company hereby represents and warrants to Investor as follows:

a.   The Company shall designate a class of common stock named Class F-I (the "Class F-I Shares") in an amount equivalent to the Class I Shares purchased by Investor at the Initial Closing. The Class F-I Shares shall have identical rights, preferences and privileges as the Class I Shares with the exception that the Class F-I Shares (i) will not pay a management fee or a performance fee until the later of (a) the third anniversary of the Initial Closing (the "Third Anniversary") and (b) such time as all Class F-I Shares have been repurchased pursuant to the Company's share repurchase program (the "SRP") provided such repurchase request for a full redemption was made prior to the Third Anniversary are repurchased by the Company and (ii) will not be eligible to participate in the DRP.

b.   The Company shall designate a class of common stock named Class F-II (the "Class F-II Shares") in an amount sufficient to satisfy the Company's obligations pursuant to this Subscription Addendum. The Class F-II Shares shall have identical rights, preferences and privileges as the Class I Shares with the exception that the Class F-II Shares (i) will not pay a performance fee, (ii) will not be eligible to participate in the DRP and (iii) will not be eligible for the nine-month waiver of management fees applicable to Class I Shares. The Class F-I Shares and the Class F-II Shares are together referred to as the "Class F Shares".

c.   Subject to ten business days' notice to Investor and no later than the March Closing for the Offering, the Class I Shares purchased by Investor will be automatically exchanged (without any further consent or action required by the parties) for an equivalent number of Class F-I Shares. Notwithstanding the foregoing, if the Class F-I Shares are not available by the March Closing due to an unforeseen delay outside of the Company's control, the exchange shall be completed as soon as commercially practicable thereafter, subject to notice to Investor of the delay and the same ten business days' notice prior to exchange, unless exchange notice is waived in the sole discretion of Investor. The exchange of Class I shares into Class F-I Shares will not subject Investor to short-swing profit liability under Section 16(b) of the Exchange Act.

d.   The Company will amend the SRP to provide for the repurchase of Class F Shares. In addition, other than as currently provided for in the SRP (which provides a priority redemption for repurchases requested due to death or disability), the Company will not amend the SRP to provide any stockholder a priority of repurchase (i.e. repurchases will be made pro rata).

e.   The Management Fee, as defined in Section 10(a) of the Second Amended and Restated Advisory Agreement , dated as of October 4, 2024 (as amended, the "Advisory Agreement"), among the Company and Goldman Sachs & Co. LLC, in its capacity as the advisor to the Company (the "Adviser"), and the Performance Fee, as defined in Section 10(b) of the Advisory Agreement, will be a class-specific expense and the Advisory Agreement will be amended to provide that (i) the Class F-I Shares will not pay the Management Fee or the Performance Fee until the later of (a) the third anniversary of the Initial Closing (the "Third Anniversary") and (b) such time as all Class F-I Shares have been repurchased pursuant to the SRP provided such repurchase request for a full redemption was made prior to the Third Anniversary, and (ii) the Class F-II Shares will not pay the Performance Fee or receive a waiver of the Management Fee. For the avoidance of doubt, at such time as the Class F-I is subject to the Performance Fee, the calculation will be calculated as of the date the Performance Fee becomes payable and will not take into account any prior performance of the Class F-I shares. In addition, the Advisory Agreement will not be further amended, other than as contemplated herein, in a manner that would result in Investor paying any more fees or expenses than as currently provided for in the Advisory Agreement as agreed to be modified by this Subscription Addendum.

f.   The Company does not consider the Class F Shares to be part of the same single class of common stock as the Series T, Series S, Series D and Series I common stock that is registered pursuant to a Registration on Form 10 under Section 12(g) of the Exchange Act, and the Class F Shares are not and will not be required to be registered under the Exchange Act as of the date of issuance. The Class F Shares will not be issued to any person other than Investor without the consent of Investor. In addition, the Company will not take any action that would require the Class F Shares to be registered under the Exchange Act, including any action to voluntarily register the Class F Shares under the Exchange Act. Notwithstanding the foregoing, should the Company be required to register the Class F Shares pursuant to the Exchange Act it will provide 75 days' notice to Investor if permitted by applicable law (or the maximum time permitted by applicable law).

g.   The board of directors of the Company shall not take or fail to take, and shall not permit the Company or any other Person to take or fail to take any commercially reasonable action, if such action or failure to act would cause the Investor to Beneficially or Constructively Own Common Shares in excess of the Excepted Holder Limit, provided that the board of directors of the Company shall be permitted to balance the foregoing with its general fiduciary duty to all shareholders of the Company and further Investor expressly acknowledges that the Company shall be permitted to satisfy redemptions pursuant to the terms of the SRP and under the terms of its Charter. Notwithstanding the foregoing, should redemption requests, or other commercially reasonable action by the board of directors, result in the Investor Beneficially or Constructively Owning Common Shares in excess of the Excepted Holder Limit, the Company shall notify Investor and the board of directors will, in its sole discretion, either (i) grant a revised Excepted Holder Limit or (ii) notwithstanding anything in this Subscription Addendum to the contrary, redeem Investor's Common Shares (which class to be redeemed as determined in the sole discretion of Investor, or absent an election by the Investor, as determined by the Company) at a price equal to the transaction price of the class of shares being redeemed on the date of redemption (which will generally be equal to the Company's prior month's NAV per share), such that Investor will no longer Beneficially or Constructively Own Common Shares in excess of the Excepted Holder Limit or (iii) a combination of (i) and (ii) to be determined in the Company's sole discretion.

h.   If the board of directors of the Company determines that it is not in the best interest of the Company to maintain REIT status, the board of directors of the Company shall promptly provide notice to Investor and shall determine that the Restriction Termination Date (as defined in the Charter) is the date of such determination shared with Investor.

i.   For so long as Investor holds 20% of the voting common stock of the Company, deal-level information, of the type provided in connection with Investor's initial investment decision, will be provided to Investor within a month of the deal closing. Investor agrees it (i) will maintain the confidentiality of the information provided and (ii) will not trade on the basis of such information. Notwithstanding the foregoing, if the Company believes the information to be provided to Investor is such that all holders shall be provided such information simultaneously, the Company may delay delivery of such information to Investor until such time as it is disclosed to all stockholders.

5.   The Securities purchased by Investor pursuant to the Subscription Agreement and this Subscription Addendum shall be subject to the following repurchase and redemption terms:

a.   Subject to the terms and conditions set forth in this Section 5, Investor agrees to hold the Class F-I Shares until the two-year anniversary of the Initial Closing (the "F-I Liquidity Date") and the Class F-II Shares until the later of (i) one year from the date of issuance of the Class F-II Shares and (ii) the F-I Liquidity Date (each, the "Liquidity Date"). Class F-I Shares received by Investor upon exchange of Class I Shares will include the period of time Investor held the Class I Shares for purposes of calculating the holding period.

b.   Following the applicable Liquidity Date, Investor may request to have any number of Securities that have been held the for the requisite holding period repurchased by the Company pursuant to the terms of the SRP as described in the Memorandum.

c.   Notwithstanding the foregoing, immediately prior to the Waiver Expiration, if the board of directors of the Company determines that it is in the best interest of the Company to maintain REIT status (i) the Company shall redeemed an amount, if any, of the Securities sufficient for the Company to maintain REIT status, which class of securities to be redeemed shall be determined in the sole discretion of Investor (or in the absence of an election by the Investor, as determined by the Company), at a price equal to the transaction price of the class of shares being redeemed on the date of redemption (which will generally be equal to the Company's prior month's NAV per share), and (ii) grant a revised ownership limit waiver, if required, for the portion of the Investor's investment in the Securities not redeemed by the Company under (ii) and that remains outstanding and in excess of the ownership limits contained in the Charter.

6.   This Subscription Addendum shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the conflict of laws provisions therein.

7.   This Subscription Addendum, together with the Subscription Agreement, contains the entire agreement between the parties with respect to the subject matter thereof. The provisions of this Subscription Addendum may not be modified or waived except in a writing signed by both parties.

8.   This Subscription Addendum and the rights, powers and duties set forth herein shall, except as set forth herein, bind and inure to the benefit of the heirs, executors, administrators, legal representatives, successors and assigns of the parties hereto. The parties hereto may not assign any of their respective rights or interests in and under this Subscription Addendum without the prior written consent of the other party, and any attempted assignment without such consent shall be void and without effect.

9.   If any part of this Subscription Addendum is held by a court of competent jurisdiction to be unenforceable, illegal or invalid, the balance of this Subscription Addendum shall remain in effect and unaffected by such unenforceability, illegality or invalidity.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement Addendum as of the date first above written.

INVESTOR:

KREI West St. Investments, LLC
a Delaware limited liability company
By:

By: /s/ Jake Francis
Name: Jake Francis
Title: President

Address:
4111 E. 37th Street North
Wichita, KS 67220

Acknowledged by:

THE COMPANY:

GOLDMAN SACHS REAL ESTATE FINANCE TRUST INC
a Maryland corporation

By: /s/ Mallika Sinha
Name: Mallika Sinha
Title: Chief Financial Officer and Treasurer

FORM OF OWNERSHIP LIMIT WAIVER

<u>Ownership Limit Waiver</u>

1. Goldman Sachs Real Estate Finance Trust Inc, a Maryland corporation that intends to elect and qualify for tax treatment as a real estate investment trust for federal income tax purposes (the "<u>Corporation</u>"), has the authority to grant an exemption from the Aggregate Share Ownership Limit and the Common Share Ownership Limit (each as defined in the Articles of Incorporation of the Corporation (the "<u>Charter</u>")) applicable to holders of shares of common stock of the Corporation, $0.01 par value per share (the "<u>Common Shares</u>") and/or shares of preferred stock of the Corporation, $0.01 par value per share and may establish an Excepted Holder Limit (as defined in Section 6.1 of the Charter) for such holders. Capitalized terms used but not otherwise defined in this Ownership Limit Waiver have the meanings ascribed to such terms in the Charter.

2. Pursuant to Section 6.1.7 of the Charter, the Board of Directors of the Corporation (the "<u>Board</u>") hereby grants KREI West St. Investments, LLC ("<u>Investor</u>") an exemption from the Aggregate Share Ownership Limit and the Common Share Ownership Limit and all restrictions on the transfer and ownership of Common Shares contained in Article VI of the Charter, commencing on the date of acceptance of this Ownership Limit Waiver by Investor and ending on March 31, 2026 (the "<u>Waiver Period</u>"), and hereby establishes the Excepted Holder Limit for Investor at 45% of the Company's outstanding voting Common Shares, provided that at no time shall Investor own more than $100 million in Common Shares of the Company, all as provided for in the Subscription Addendum executed in connection with Investor's subscription for the Common Shares (the "<u>Subscription Addendum</u>"). After March 31, 2026, unless such date is extended by the Board pursuant to the Subscription Addendum or otherwise, the Aggregate Share Ownership Limit and the Common Share Ownership Limit as set forth in the Charter shall apply to Investor and the Board shall (a) redeem Investor's Common Shares and (b) grant a revised ownership limit waiver to Investor, all pursuant to Section 3(c) of the Subscription Addendum.

3. Pursuant to Section 7.10 of the Charter, the Board has determined that waiving compliance with the restriction and limitation on stock ownership and Transfers set forth in Article VI relating to Investor for the Waiver Period is in the best interest of the Corporation. For the avoidance of doubt, the Board determined that it does not require any representations or undertakings from Investor pursuant to Section 6.7.1(a) of the Charter or otherwise.

(signature page follows)

IN WITNESS WHEREOF, the undersigned have executed this Ownership Limit Waiver as of December _____, 2024.

GOLDMAN SACHS REAL ESTATE FINANCE TRUST INC

By: _____
     Name: Mallika Sinha
     Title: Chief Financial Officer and Treasurer

KREI WEST ST. INVESTMENTS, LLC

By: _____
Name:
Title:

[signature page to Ownership Limit Waiver]